12/1/14

14042001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
DEC 0 1 2014

SEC FILE NUMBER
8- 35239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSH ADVISORY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive, Suite 200
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary S. Hart 847-205-2744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Suite 508 West, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary H. Hart swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of GSH Advisory Services, Inc., as of September 30, 20 14 are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
MURRAY J LEWISON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/04/18

This report** contains (check all applicable boxes):

	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of GSH Advisory Services, Inc.

I have audited the accompanying balance sheets of GSH Advisory Services, Inc. as of September 30, 2014 and, the related statements of income, stockholders' equity, and cash flows for each of the year in the period ended September 30, 2014 GSH Advisory Services, Inc.'s *management is responsible for these financial statements*. My responsibility is to express an opinion on these financial statements based on our audits.

I conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSH Advisory Services, Inc. as of September 30, 2014 and the results of its operations and its cash flows for each of the years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

Edward Richardson Jr CPA

Southfield, MI

November 20, 2014,

GSH ADVISORY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014

ASSETS

CURRENT ASSETS	
Cash in Bank	8000
Total Current Assets	8000
PROPERTY AND EQUIPMENT	0
TOTAL ASSETS	8000

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	0
LONG-TERM LIABILITES	0
Total Liabilities	0
STOCKHOLDER'S EQUITY	
Capital Stock, $0 par value, 1,000 shares authorized, 100 shares issued and outstanding	1000
Paid-in Excess	7000
Total Stockholder's Equity	8000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	8000

The footnotes are an integral part of the financial statements.

GSH ADVISORY SERVICES, INC.
STATEMENT OF INCOME

	12 months ended September 30, 2014
Revenues	
Consulting income	10000
Interest income	1
Total Revenues	10001
Operating Expenses	
Regulatory fees	2165
Other expenses	7836
Total Operating Expenses	10001
Operating Income/(Loss)	0

The footnotes are an integral part of the financial statements.

GSH ADVISORY SERVICES, INC.
STATEMENT OF CASH FLOWS

	12 months ended September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES	0
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by: (used in) operating activities:	
Losses (Gains) on slaes of Fixed Assets	
Decrease(Increase) in Operating Assets	
Increase (Decrease) in Operating Liabilities: Accrued Liabitlites	
Total Adjustments	0
Net Cash Provided by (Used In) Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	0
Proceeds from Sale of Fixed Assets	
Net Cash Provided by (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Proceeds from Sale of Stock	
Treasury Stock	
Net Cash Provided by (Used In) Financing Activities	0
NET INCRESASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8000

The footnotes are an integral part of the financial statements.

GSH ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at October 1, 2013	100	1000	0	0	100	7000	0	0	0	8000
Net Income										
Capital Transactions										
Prior Period Adjustments										
Balance at September 30, 2014	100	1000	0	0	100	7000	0	0	0	8000

The footnotes are an integral part of the financial statements.

GSH ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

GSH Advisory Services, Inc. (the Company) was incorporated in the State of Illinois effective December 10, 1985. The Company has adopted a fiscal year ending September 30th.

Description of Business

The Company, located in Northbrook, IL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payable, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Consulting income is recorded by the Company on the accrual basis of accounting.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustments among others. During the year ended September 30, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited amount of consulting income.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C - STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

GSH ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2014

NOTE D - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an arrangement with Gary Hart & Associates, Ltd. where certain office expenses are paid.

NOTE F - SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G - COMMITMENTS AND CONTINGENCIES

GSH Advisory Services, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 14, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended September 30, 2014

See accountant's audit report

GSH Advisory Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2014

Computation of Net Capital

Total Stockholder's equity		$	8,000.00
Nonallowable assets:			
Fixed Assets	0.00		
Accounts receivable-other	0.00		(0.00)
Other Charges			
Haircuts	160.00		
Undue Concentration	0.00		(160.00)
Net allowable capital		$	7,840.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	0.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	2,840.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	0.00
Percentage of aggregate indebtedness to net capital		0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of September 30, 2014	$	7,840.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		7,840.00
Reconciled Difference	$	(0.00)

GSH Advisory Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt From Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at October 1, 2013	$	-
Additions		-
Reductions		-
Balance of such claims at September 30, 2014	$	-

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, Michigan 48075

Re: Exemption Statement Rule 15c3-3(k)(i) for FYE September 30, 2014

Dear Edward:

Please be advised that GSH Advisory Services, Inc. ("GSH") has complied with Exemption Rule 15c3-3(k)(i), for the period October 1, 2013 through September 30, 2014. GSH did not hold customer securities or funds at any time during this period and does business on a limited basis (distribution of shares of open end investment companies or unit investment trusts). GSH's past business has been of a similar nature and has complied with this exemption since its inception on December 10, 1985.

Gary S. Hart, the president of GSH, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, November 14, 2014.

Gary S. Hart has been responsible for compliance with the exemption provision throughout the fiscal year Also, there were not any known events or other factors that might have affected GSH's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (847) 205-2744.

Sincerely,

GSH ADVISORY SERVICES, INC.

Gary S. Hart
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

November 21, 2014

Board of Directors
GSH Advisory Services, Inc.
5 Revere Drive Suite 200
Northbrook, IL 60062-8000

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) GSH Advisory Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GSH Advisory Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) GSH Advisory Services, Inc. stated that GSH Advisory Services, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. GSH Advisory Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSH Advisory Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA